AerCap Holdings N.V.

AerCap House

Stationsplein 965

1117 CE Schiphol Airport Amsterdam

The Netherlands

December 12, 2013

VIA EDGAR AND HAND DELIVERY

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             AerCap Holdings N.V.

Form 20-F for the Year Ended December 31, 2012

Filed March 13, 2013

File No. 1-33159

Dear Mr. O’Brien:

On behalf of AerCap Holdings N.V. (the “Company”, “we” or “us”), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), dated November 14, 2013, setting forth comments to our Form 20-F for the year ended December 31, 2012 (our “20-F”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 13, 2012. For ease of reference, we have repeated the Staff’s comments in bold preceding each of our responses.

Form 20-F for the Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 45

General

1.                                      In future filings, please expand your disclosure to provide further discussion on known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please refer to Item 5.D of Form 20-F.

Response:

We respectfully acknowledge the Staff’s comment. In preparing our discussion and analysis, we consider known events and trends and disclose where appropriate. For example, we discussed the major developments in 2012 on page 45 and the factors affecting our results on page 47, both included in Item 5 of our 2012 Form 20-F. The trends, uncertainties, demands, commitments or events concerning those factors were discussed in Item 3, Risk Factors, and Item 4, Information on the Company.

In future filings, we will expand our Item 5 disclosure by discussing the trends that are reasonably likely to have a material effect on the Company’s operations or would cause reported information not necessarily to be indicative of future operating results.

Indebtedness

2.                                      We note repeated references throughout this section discussing your indebtedness to “certain covenants,” including “net worth financial covenants” on pages 73 and 74, “loan-to-value ratios” on page 80, a “financial ratio” on page 83 and “financial ratios or tests” also on page 83. In future filings, please expand your disclosure to state whether you were in compliance with all applicable financial covenants in your debt instruments as of the date covered by the periodic report.

Response:

We respectfully advise the Staff that on page F-33 as part of Note 14 we state that we remained in compliance with the respective financial covenants across the Company’s various debt obligations during the period covered by the Financial Statements. In future filings we will furthermore update the Indebtedness section to state whether we were in compliance with all applicable financial covenants in our debt instruments as of the date covered by the periodic report.

Item 10. Additional Information, page 101

3.                                      Please tell us why you have not included discussion of either the agreement you entered into with an entity incorporated at the direction of Guggenheim Partners, LLC for sale of your equity interest in Aircraft Lease Securitisation Limited (ALS) in November 2012, or the agreement you entered into with International Lease Finance Corporation for the sale of your wholly-owned subsidiary AeroTurbine, Inc in August 2011. Similarly, please tell us what consideration you have given to filing material contracts pursuant to Instruction 4 to Exhibits set forth in Form 20-F other than exhibits 4.1 and 4.2 currently noted.

Response:

With respect to the agreement entered into with an entity incorporated at the direction of Guggenheim Partners, LLC for the sale of our equity interest in Aircraft Lease Securitisation Limited (the ALS agreement) in November 2012, the Company determined that the agreement did not meet the materiality threshold which would require further disclosure. The Company determined that the transaction was carried out in the normal course of the business, and the transaction consideration did not exceed 15% of the Company’s fixed assets on a consolidated basis (~$8 billion).

With respect to the agreement entered into with International Lease Finance Corporation for the sale of the Company’s wholly-owned subsidiary AeroTurbine, Inc. (the AeroTurbine agreement), the Company determined that the agreement did not meet the materiality threshold which would require further disclosure, since the $228 million transaction consideration did not exceed 15% of the Company’s fixed assets on a consolidated basis.

With respect to the Company’s considerations for filing material contracts pursuant to Instruction 4 to Exhibits set forth in Form 20-F, neither the ALS agreement nor the AeroTurbine agreement met the 15% of fixed assets threshold for filing based on Instruction 4(b)(iii) and neither agreement qualifies as a contract upon which the business is substantially dependent.  Generally, the Company considers whether a contract generates material ongoing liabilities or requires future performance, whether the consideration exceeds the threshold of 15% of fixed assets, and whether the Company’s business is substantially dependent on a particular contract in the determination to file the agreement.

Financial Statements

Notes to the Financial Statements

Note 1. General

ALS Transaction, page F-15

4.                                      Please help us better understand your accounting for the sale of equity interests in Aircraft Leasing Securitisation Limited by addressing the following:

•                  You obtained financing, which is referred to as the ALS Coupon Liability, in return for which you received a contingent asset, which is referred to as the ALS Note Receivable, with the substance of a structured note. Please help us better understand why you needed to obtain financing in connection with the sale of your equity interests as well as the business purpose of receiving a contingent asset with the substance of a structured note. Please tell us how you determined appropriate accounting for the ALS Coupon Liability and corresponding ALS Note Receivable, including how they should be subsequently measured;

•                  You refer to G-Notes, which are senior securities issued by ALS. Please clarify to whom these securities were issued. It is not clear if these securities are reflected as debt on your financial statements based on your disclosures beginning on page F-33;

•                  Please help us better understand how you determined that the substantial risk of ownership of the ALS portfolio was transferred to Guggenheim Partners, LLC. Please address your consideration of ASC 840-20-40-3 through 40-5; and

•                  Please help us better understand how you arrived at the loss of $54.6 million in regards of this transaction. Please provide us with a summary which includes each component and corresponding amount used to determine the amount of loss to record.

Response:

We respectfully advise the Staff that the accounting treatment of the ALS transaction was based on the considerations described below. The transaction resulted in the following financial statement impact:

	Debit $ million	Credit $ million
Cash received	370.0
ALS Note Receivable	67.3
ALS Coupon Liability		97.1
ALS E-Notes (*)		381.3
Transaction expenses paid		13.5
Transaction loss	54.6

(*) Representing the net assets of ALS. All assets and liabilities were deconsolidated at the transaction date as a result of the sale.

Background

Aircraft Lease Securitisation Limited (“ALS”) was a special purpose company incorporated for the purpose of raising securitized debt financing. ALS was a business consisting of 50 aircraft on lease with various airline carriers. The total assets of ALS amounted to $1,029 million as of October 31, 2012 (prior to deconsolidation). The capitalization of ALS comprised primarily of $508 million senior notes (“G-Notes”), which were held by third parties, and the junior notes (“E-Notes”), which were held by the Company. The E-Notes represent the residual interest, or equity interest, in the securitization. All cash flows from the ALS business are prioritized towards repayment of the G-Notes, and therefore, the holder of the E-Notes will not receive any cash flows until the full repayment of the G-Notes. The full repayment of the G-Notes was projected to happen in December 2016.

Prior to the sale transaction, the Company owned 100% of the E-Notes and fully consolidated ALS as a variable interest entity under ASC 810-10. Accordingly, the G-Notes were recognized as Debt on our consolidated balance sheet as of September 30, 2012 (referred to as ALS I debt in our consolidated interim financial statements in 2012). In addition, we provide aircraft asset management and corporate services under a servicing agreement with ALS.

ALS Transaction

We sold our interest in ALS to an entity incorporated at the direction of Guggenheim Partners, LLC (“Guggenheim”) through the transfer of 100% of the E-Notes. The G-Notes did not transfer and were continued to be held by third parties. The total proceeds of $437 million comprised of the cash received ($370 million) and the ALS Note Receivable ($67 million). The total proceeds of $437 million were in excess of the fair value of the E-Notes sold ($340 million) and included a financing from Guggenheim to us ($97 million), further referred to as the “ALS Coupon Liability”.

Given the prioritization of all cash flows towards repayment of the G-Notes, the buyer of the E-Notes would not receive any cash flows until the full repayment of the G-Notes which was projected to be in December 2016. The ALS Coupon Liability was introduced as part of the transaction in order to address the buyer’s desire for cash flows during the period till December 2016. Through the repayments on the ALS Coupon Liability, Guggenheim (or any potential subsequent buyers of the ALS E-Notes), are expected to receive cash flows through December 2016 or the earlier month in which the G-Notes are fully repaid.

As part of the ALS Transaction, we also received a note receivable (“ALS Note Receivable”) up to the total amount paid under the ALS Coupon Liability. After the repayment of the ALS Coupon Liability, the ALS Note Receivable entitles us to receive future cash flows based on the performance of the ALS business and provides us with an upside potential.

Accounting for ALS Transaction

Through the sale of our 100% interest in the E-Notes, we disposed of the ALS business. Following ASC 810-10, we determined that ALS remained a variable interest entity (VIE), however, we were no longer the primary beneficiary and should de-consolidate ALS, as we no longer had the power to direct the activities that most significantly impact the VIE’s economic performance as well as the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE.

We determined that we have not retained any substantial risk of ownership for the aircraft assets in ALS based on the following:

•                  The total proceeds for the sale of our interest in ALS (100% of the E-Notes) were in excess of the fair value of the E-Notes sold. The proceeds received in excess of the fair value represents a financing from the buyer (i.e. the ALS Coupon Liability).

•                  In the case of default by the lessee or termination of the lease, there is no arrangement that may involve a formal or informal commitment by us to (a) acquire the lease or the property, (b) substitute an existing lease, or (c) secure a replacement lessee or a buyer for the property under a remarketing agreement.

•                  Although we continue as the servicer to ALS, we will receive a reasonable fee at the market level of similar aircraft servicing arrangements and we are not required to give priority to the re-leasing or disposition of the aircraft in the ALS business.

Based on the above and the substance of the payments in the ALS transaction (i.e. total proceeds for the sale of our interest in the E-Notes and financing from Guggenheim designed to ensure regular cash flows from the ALS Transaction prior to December 2016) do not assure recovery of the investment to the buyer and do not provide downside protection to the buyer of the aircraft assets in ALS. As a result, we concluded that we have transferred substantial risk of ownership as defined in ASC 840-20-40-3 through 40-5.

The ALS Coupon Liability was recognized at fair value in accordance with ASC 470-10-25-1. Subsequent measurement is based on amortized cost under the effective interest method in ASC 835-30. The ALS Note receivable entitles us to cash flows which are contingent upon the repayments made to Guggenheim under the ALS Coupon Liability and the performance of the ALS E-Notes. Based on the substance of the transaction we concluded that the ALS Note Receivable meets the definition of a contingent asset. Following the guidance in ASC 805-30-25-5 & 7, the Company elected to measure the contingent asset initially at fair value. Given that there is limited guidance on subsequent measurement of a contingent asset, the Company believes that the guidance in ASC 320-10-35-40b-1 most closely matches the transaction’s facts and circumstances. As a result, the Company accounts for the ALS Note Receivable based on amortized cost using the effective interest method.

Transaction Result

Based on the above considerations, we recognized the disposal of our interest in the ALS business as a sale and recognized a loss on the disposal of $54.6 million, which comprised of the following components:

•                  A loss of $41.1 million upon de-recognition of the ALS assets and liabilities at their carrying value on the date control was lost; and

•                  Transaction expenses of $13.5 million.

Finally, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Paul Denaro at 212-530-5431 of Milbank, Tweed, Hadley & McCloy LLP. In addition, please feel free to contact me at +31 206 559 600.

Sincerely,

/s/ Keith Helming
Keith Helming
Chief Financial Officer

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Enclosures

cc:                                Paul Denaro — Milbank, Tweed, Hadley & McCloy LLP